Exhibit 1.01
PPG INDUSTRIES, INC.
Conflict Minerals Report
For The Year Ended December 31, 2025
1.    Company Overview
This report for the year ended December 31, 2025 is presented by PPG Industries, Inc. (herein referred to as “PPG,” “we,” “us,” or “our”) to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Conflict Minerals Rule”). The Conflict Minerals Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to the use of conflict minerals as directed by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Conflict Minerals Rule imposes certain reporting obligations on SEC registrants, like PPG, whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. Conflict minerals are defined by the Conflict Minerals Rule as “columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten.” The intent of Congress in adopting Section 1502 of the Dodd-Frank Act as stated by the SEC in the adopting release for the Conflict Minerals Rule was “to further the humanitarian goal of ending extremely violent conflict in the Democratic Republic of the Congo, which has been partially financed by the exploitation and trade of conflict minerals originating in the Democratic Republic of the Congo.” The Conflict Minerals Rule’s requirements apply to SEC registrants whatever the geographic origin of the conflict minerals used by them and whether or not such conflict minerals fund armed conflict in the Democratic Republic of the Congo (the “DRC”) or in an adjoining country (collectively referred to as the “Covered Countries”).

PPG manufactures and distributes a broad range of coatings and specialty materials for customers in a wide array of end-uses. The automotive refinish coatings business supplies coatings, adhesives, sealants, solvents and paint films for automotive and commercial transport/fleet repair and refurbishing, light industrial coatings and specialty coatings for signs. The aerospace coatings business supplies coatings, sealants, adhesives and transparencies for commercial, military, regional jet and general aviation aircraft and transparent armor for specialty applications. The protective and marine coatings business supplies coatings and finishes for the protection of metals and structures to metal fabricators, heavy duty maintenance contractors and manufacturers of ships, bridges and rail cars. The architectural coatings business primarily produces paints, coatings, adhesives and sealants used by painting and maintenance contractors and by consumers for decoration and maintenance of residential and commercial buildings. The automotive original equipment manufacturer coatings business supplies coatings, adhesives, sealants, metal pretreatments and related chemicals for automotive, electric vehicle and industrial applications. The industrial coatings business produces coatings, adhesives, sealants and metal pretreatments for appliances, agricultural and construction equipment, consumer electronics, building products, transportation vehicles, kitchenware and numerous other finished products. The packaging coatings business supplies coatings to a variety of manufacturing companies for the protection, performance and decoration of metal cans, closures, plastic tubes, industrial packaging, and promotional and specialty packaging. The traffic solutions business supplies paints, thermoplastics, pavement marking products and other advanced technologies for pavement marking. PPG also manufactures optical lens materials and coatings, photochromic dyes, organic light emitting diode (OLED) materials, and TESLIN® substrate.

Description of Products Covered by this Report
This report relates to PPG products for which conflict minerals may be necessary to the functionality or production of such products, products that PPG manufactured or contracted to be manufactured, and products which were manufactured between January 1, 2025 and December 31, 2025.

Through internal research and surveys of its direct suppliers, PPG has determined that certain of its coatings and transparency products contain conflict minerals that may be sourced from the Covered Countries, requiring the filing of this report. The conflict minerals that PPG uses are tin, tungsten and gold. Tin and tungsten are used in certain coatings products, and gold is used in certain aircraft transparencies. In some of PPG’s coatings products, small amounts of tin or tin oxides are an ingredient in the pigments or resins in the coating. Typically, the tin present in the resins is in the form of a tin oxide that is used as a catalyst to facilitate the resin manufacturing process. In oral guidance issued by the staff of the SEC’s Division of Corporation Finance to the Keller & Heckman LLP law firm on May 30, 2014 and subsequently to other consultants (referred to in this Report as the “SEC Staff Guidance”), the SEC staff stated that chemical compounds derived from the conflict minerals, including tin oxides and catalysts containing tin, are chemically distinct from the conflict minerals and are therefore not within the scope of the Conflict Minerals Rule. As such, the origins of these compounds do not need to be traced for inclusion in the Form SD or Conflict Minerals Report. In accordance with the SEC Staff Guidance, PPG did not conduct a reasonable country of origin inquiry or due diligence on the compounds of tin used in its products that are within the scope of the SEC Staff Guidance. In addition, PPG has refined its raw material database to exclude from its due diligence raw materials containing conflict minerals that are not necessary to the functionality or production of the raw material such as naturally occurring traces of tin or tungsten or tin or tungsten appearing as a contaminant.

PPG Responsible Minerals Sourcing Policy
In 2023, PPG replaced its Conflict Minerals Policy with a new Responsible Minerals Sourcing Policy, which may be accessed at https://sustainability.ppg.com/en-US/responsible-minerals-sourcing.

Consistent with PPG’s commitment to social responsibility and sustainability, PPG has established a process to facilitate compliance with applicable laws mandating disclosure of Conflict Minerals, including membership in the Responsible Minerals Initiative (“RMI”) and conducting due diligence on source and chain of custody using the RMI’s Responsible Minerals Assurance Process (the “RMAP”). We’ve committed to making reasonable efforts in requiring our suppliers to:

•conduct due diligence on their supply chain in accordance with the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the RMAP to determine the source of any Conflict Minerals or Conflict Mineral containing product supplied to PPG.

•provide the Conflict Minerals source information reasonably requested by PPG necessary to support our due diligence and reporting obligations under the SEC’s Conflict Minerals rules.

•notify us if a product supplied to PPG contains Conflict Minerals originating in the DRC or surrounding countries.

•commit to being or becoming “conflict free.”

We also work with the suppliers of other minerals of concern to trace the origin of these minerals in an effort to ensure that our suppliers are meeting their obligations under PPG’s Responsible Minerals Sourcing Policy and PPG’s Supplier Code of Conduct. For suppliers who are not able to provide adequate information about the source of any conflict minerals in the products supplied to PPG or that supply products containing conflict minerals from the DRC or surrounding countries, we first attempt to work directly with the supplier to resolve the issue. If our conflict minerals team does not receive an acceptable response from the supplier, the issue is escalated to the appropriate leadership. If necessary, we may preclude a supplier from receiving future business if the concern is not resolved.

For additional information about PPG’s commitment to responsible sourcing and other human rights, see PPG’s Global Code of Ethics, which is available on our website at https://www.ppg.com/about-ppg/en-US/ethics and PPG’s Global Supplier Code of Conduct and Supplier Sustainability Policy, which are available on our website at https://www.ppg.com/en-US/sustainability/human-rights. The content of any website referred to in this Conflict Minerals Report is included for general information only and is not incorporated by reference into this Report.

Supply Chain
PPG is committed to ethical business conduct and responsible sourcing. PPG produces none of the conflict minerals used in its products. All are sourced from a variety of suppliers located worldwide. The international supply chain for these minerals is complex, and the tracing of them is challenging. Many of the conflict mineral containing raw materials used by PPG passed through a variety of intermediaries before reaching PPG. PPG does not purchase conflict minerals directly from smelters or refiners.

We rely on our direct suppliers to provide information about the origin of the conflict minerals contained in the raw materials supplied to us, including sources of conflict minerals that are supplied to them from lower tier suppliers. Contracts with our suppliers are frequently in force for multiple years, and we cannot unilaterally impose new contract terms and flow-down requirements. As we enter into new contracts, or when our contracts renew, we endeavor to implement our policy to require suppliers to provide us information about the source of conflict minerals in their products, including the smelters or refiners that processed the conflict minerals. In the meantime, as described below, we are working with our suppliers to obtain the required conflict minerals sourcing information.

Reasonable Country of Origin Inquiry
PPG investigated the conflict mineral content in all products sold by us, excluding those products sold by companies PPG recently acquired as allowed under the Conflict Minerals Rule. PPG’s Product Stewardship team searched all substances in PPG’s Global Product Stewardship System in order to identify the substances that contained conflict minerals in any amount and in any form, including tin oxides and organotin. All raw materials used by PPG containing conflict minerals were identified. The list of conflict mineral containing raw materials was provided to

PPG’s Procurement department (PPG’s corporate purchasing department) to facilitate its interactions with the suppliers of these raw materials. Subsequently, the Product Stewardship team developed lists of the conflict mineral containing substances. We then used internally developed software to generate the list of raw materials containing conflict minerals. These substance lists are reviewed and updated regularly to assess or identify any new conflict mineral containing raw materials.

Using the conflict mineral containing raw material information supplied by the Product Stewardship team, Procurement determined which of the raw materials had been purchased by PPG in the past two years. Procurement then made inquiries of every supplier of the purchased conflict mineral containing raw materials that appeared to be intentionally added to determine the origin of the conflict minerals in the raw materials supplied to PPG. While every supplier was surveyed, because of the complexity and size of our supply chain, we developed a risk-based approach that focused our efforts on our major suppliers based on number of raw materials supplied and total weight of raw materials supplied. We believe that this is a reasonable approach because a large majority of our conflict mineral containing raw materials are supplied by a small number of suppliers. We requested that all identified suppliers provide information to us regarding conflict minerals and smelters or refiners using the standardized template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the Conflict Minerals Reporting Template (the “Template”). The Template, which is now maintained by the RMI, was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide material to a manufacturer’s supply chain. It includes questions regarding a direct supplier’s conflict minerals policy, its due diligence process, and information about the origin of the conflict minerals in its supply chain such as the names and locations of smelters and refiners as well as the origin of conflict minerals used by those facilities.

PPG relies on the information made available through the RMAP administered by the RMI. The RMAP is a voluntary initiative in which an independent third-party audits smelter and refiner procurement and processing activities and determines if the smelter or refiner has provided sufficient documentation to demonstrate with reasonable confidence that the minerals it processed originated from conflict-free sources. The RMI publishes a Conformant Smelter Sourcing Information list, which is composed of mineral processing facilities that have been reviewed by an independent third-party audit to assess whether the facility employs policies, practices and procedures to provide assurance that the material sourced is conflict-free with respect to the Covered Countries. The RMI also provides country of origin data for members, which has been aggregated due to confidential business information concerns. PPG relies on this information to identify (1) the conflict status of conflict minerals processed by PPG’s suppliers’ smelters and refiners and (2) the countries of origin of ores in the supply chains of these smelters and refiners that were listed by the RMI as having been verified to be conflict-free. Where the RMI data showed that ores utilized by one or more of PPG’s suppliers’ smelters and refiners originated in the Covered Countries, PPG concluded that there is reason to believe that conflict minerals from the Covered Countries are present in the products of our suppliers.

Efforts to Determine Mine or Location of Origin
PPG has determined that asking our suppliers to complete the Template to provide us with information about the origin and processing of the conflict minerals in our supply chain and the use of RMI data represents our reasonable best efforts to determine the mines or locations of origin of the conflict minerals in our supply chain. No supplier provided a country of origin for the conflict minerals contained in the raw materials supplied to PPG. As noted above, PPG relies on information from the RMI for country-of-origin information for the smelters and refiners where our supplier has not provided such information. No information about the actual mines where the conflict minerals were extracted was provided by any supplier or by the RMI.

Control Systems
As PPG does not have a direct relationship with conflict mineral smelters or refiners, we are engaged and actively cooperate with other major manufacturers in our sector and other sectors. PPG participates in discussions with trade associations and peers regarding conflict minerals issues. In addition, PPG is a member of the RMI.

Controls include, but are not limited to, PPG’s Global Code of Ethics, which outlines expected behaviors for all PPG employees and suppliers, PPG’s Global Supplier Code of Conduct, PPG’s Supplier Sustainability Policy, PPG’s Responsible Minerals Sourcing Policy described above and PPG’s due diligence efforts to determine the source of the conflict minerals in the raw materials supplied to us as described below.

Grievance Mechanism
PPG maintains an anonymous ethics helpline that employees, suppliers and customers can use to report violations of PPG’s policies, including PPG’s Global Code of Ethics, PPG’s Global Supplier Code of Conduct, PPG’s Supplier Sustainability Policy, PPG’s Responsible Minerals Sourcing Policy or any other matter. The Global Code of Ethics, the phone numbers and the email address to contact the ethics helpline are publicly available at https://www.ppg.com/about-ppg/en-US/ethics.

Pursuant to PPG’s Responsible Minerals Sourcing Policy, suppliers who are not able to provide adequate information about the source of any conflict minerals in the raw materials supplied to PPG or that supply products containing conflict minerals from the Covered Countries will be evaluated by PPG Procurement and may be denied future PPG business.

2.    Due Diligence Process
Design of Due Diligence
Our due diligence measures have been designed to conform, in all material respects, with the due diligence framework presented by The OECD in the publication OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (which we refer to as the “OECD Guidance”) and the related Supplement for Tin, Tantalum and Tungsten specifically as they relate to our position in the supply chain as a “downstream” purchaser.

Due Diligence Performed
Management Systems
As described above, PPG has adopted a Responsible Minerals Sourcing Policy which is available on our website at https://sustainability.ppg.com/en-US/responsible-minerals-sourcing.

Internal Team
PPG has established a management system for conflict minerals. Our management system includes a Conflict Minerals Working Group sponsored by the Senior Vice President with responsibility for the Procurement function as well a team of subject matter experts from Product Stewardship, Procurement, Law, and Science and Technology. The Conflict Minerals Working Group is responsible for implementing PPG’s conflict minerals compliance strategy. Senior management is briefed about the results of our due diligence efforts.

Supplier Engagement
With respect to the OECD requirement to strengthen engagement with suppliers, PPG typically has long-term relationships with its suppliers. We believe that these long-term engagements have contributed to the high rate of responses we have received from our suppliers. PPG is also seeking the cooperation of our suppliers in adhering to PPG’s Responsible Minerals Sourcing Policy and in working openly with us in assessing the origin of the conflict minerals contained in the raw materials used by PPG. PPG intends to incorporate its Responsible Minerals Sourcing Policy into new and renewed suppler contracts.

Maintain Records
PPG has adopted a policy to retain relevant documentation for an appropriate period of time in accordance with the recommendations in the OECD Guidance.

3.    Identify and Assess Risk in the Supply Chain
For 2025, PPG identified five direct suppliers who supplied PPG with raw materials containing conflict minerals, the origins of which are required to be researched by the Conflict Minerals Rule. It was determined that two of these suppliers may provide raw materials to PPG that contain intentionally added tin, one of these suppliers may provide raw materials to PPG that contain intentionally added tungsten, and one that may provide raw materials to PPG that contain intentionally added gold. PPG relies on these suppliers, whose raw materials contain conflict minerals, and RMI data to provide us with information about the source of the conflict minerals contained in the raw materials supplied to us. PPG’s direct suppliers are similarly reliant upon information provided by their suppliers. Many of our largest suppliers are not SEC registrants and are not subject to the Conflict Minerals Rule.

Design and Implement a Strategy to Respond to Risks
In response to this risk assessment and PPG’s use of raw materials containing conflict minerals, PPG’s Responsible Minerals Sourcing Policy includes a risk management plan through which the conflict minerals program is implemented, managed and monitored. Updates to this risk assessment are provided to senior management. We found no instance where it was necessary to implement risk mitigation efforts, temporarily suspend trade or disengage with a supplier. We engage in regular ongoing risk assessment through our suppliers’ data submissions.

As described in PPG’s Responsible Minerals Sourcing Policy, we will review any of our suppliers whom we have reason to believe are supplying PPG with conflict minerals from sources that may support conflict in the DRC or any adjoining country or that cannot provide us with adequate due diligence information that establishes an alternative source of conflict minerals, as provided in the OECD Guidance. When our conflict minerals team identifies defects, inconsistencies, or other problems in a supplier’s CMRT response (including a failure to respond), we first attempt to work directly with the supplier to resolve the issue. If our conflict minerals team does not receive an acceptable response from the supplier, the issue is escalated to the appropriate leadership. If the concern is not resolved, we may preclude a supplier from receiving future business, and PPG may choose to purchase its raw materials from suppliers who are able to certify that the conflict minerals in their products are “DRC conflict-free.”

Carry Out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain
As a downstream company, we do not have a direct relationship with conflict minerals smelters or refiners and do not perform or direct audits of these entities within our supply chain. As the origin of conflict minerals cannot be determined after the ores have been smelted or refined, smelters and refiners are in the best position to determine the country of origin. Thus, the most important point in the supply chain for a downstream company to have third-party, conflict-free validation is at the smelter or refiner level. For that purpose, we make use of the Conformant Smelter Sourcing Information list published by the RMI. We support audits through industry-wide initiatives such as our membership in the RMI.

Report Annually on Supply Chain Due Diligence
This Conflict Minerals Report constitutes our annual report on our conflict minerals due diligence. In accordance with the OECD Guidance and the Conflict Minerals Rule, this report is available on our website https://sustainability.ppg.com/en-US/responsible-minerals-sourcing and has also been filed with the SEC.

4.    Due Diligence Findings
PPG has focused its due diligence on its suppliers of materials potentially containing elemental tin, tungsten, tantalum and gold. PPG surveyed the four suppliers that supplied materials that potentially met the Conflict Minerals Rule’s criteria. PPG received responses from all of the suppliers surveyed.

We reviewed the responses against criteria developed to determine which responses required further engagement with our suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the response or that included smelters that were not listed as “conformant with the Responsible Minerals Assurance Process Standards” by RMI. We have worked directly with these suppliers to provide revised responses. None of PPG’s suppliers responded that the conflict minerals contained in the raw materials supplied to PPG were not found to be “DRC conflict-free.”

Of the responses we received, all suppliers of intentionally added tin, tungsten and gold included the name of one or more smelters or refiners used by that supplier. Surveyed suppliers identified smelters or refiners in their responses to us. Because some suppliers responded at the company level, providing data about the supplier’s entire supply chain, rather than for the products specifically supplied to PPG, the facilities listed below may not be in our supply chain due to over-inclusiveness in the information provided by our suppliers. The smelters and refiners identified by our suppliers were:

Tin Smelter or Gold Refiner Name	Smelter or Refiner Country
Tin
Aurubis Beerse	Belgium
China Tin Group Co., Ltd.	China
Dowa	Japan
EM Vinto	Bolivia
Fenix Metals	Poland
Metallic Resources, Inc.	United States
Mineracao Taboca S.A.	Brazil
Minsur	Peru
Mitsubishi Materials Corporation	Japan
PT Mitra Stania Prima	Indonesia
PT Timah Tbk Kundur	Indonesia
PT Timah Tbk Mentok	Indonesia

Thaisarco	Thailand
Tin Smelting Branch of Yunnan Tin Co., Ltd.	China
White Solder Metalurgia e Mineracao Ltda.	Brazil
Gold
Argor-Heraeus S.A.	Switzerland
Asahi Refining Canada Ltd.	Canada
Chimet S.p.A.	Italy
Heraeus Metals Hong Kong Ltd.	China
Heraeus Germany GmBH & Co. KG	Germany
Kennecott Utah Copper LLC	United States of America
Metalor USA Refining Corporation	United States of America
Metalurgica Met-Mex Penoles S.A. de C.V.	Mexico
MKS PAMP SA	Switzerland
Royal Canadian Mint	Canada
Tungsten
Chongyi Zhangyuan Tungsten Co., Ltd.	China
Jiangxi Yaosheng Tungsten Co., Ltd.	China
All of these smelters and refiners were identified by the RMI as “Conformant with the Responsible Minerals Assurance Process Standards” using the Template and RMI data.

PPG supports the refinement and expansion of the list of participating certified conflict-free smelters.

No supplier provided a country of origin for the conflict minerals contained in the raw materials supplied to PPG. The following countries were identified by PPG as possible countries of origin for the conflict minerals contained in the raw materials supplied to PPG using information provided by the RMI. This list does not contain source countries for conflict minerals used by the smelters and refiners identified above that originated from recycled or scrap materials or the approximately 67 source countries for RMI conformant gold refiners on the LBMA Good Delivery List who use mined material, which list does not include the Democratic Republic of the Congo for the gold refiners identified to PPG:

Countries
Australia	Niger
Benin	Nigeria
Bolivia	Papua New Guinea
Brazil	Peru
Burundi	Philippines
Canada	Portugal
Chile	Rwanda
China	Spain
Democratic Republic of the Congo	South Africa
Germany	Sweden
Guyana	Tanzania
India	Thailand
Indonesia	Uganda
Japan	United Kingdom
Laos	United States
Malaysia	Uzbekistan
Mongolia	Vietnam
Myanmar	Zambia
Namibia

Except for the Democratic Republic of the Congo, the RMI does not indicate individual countries of origin of the conflict minerals processed by compliant smelters or refiners. Instead, the RMI indicates country of origin of the minerals used by compliant smelters and refiners using categories containing multiple countries per category. Because the RMI generally does not indicate individual countries of origin of the conflict minerals processed by compliant smelters and refiners and because none of PPG’s suppliers provided country of origin information, PPG was not able to determine the countries of origin of the conflict minerals processed by the listed compliant smelters or refiners with greater specificity. As such, the conflict minerals contained in the raw materials used by PPG may have come from any of the countries listed above and from recycled scrap materials from any number of countries. No information about the actual mines where the conflict minerals were extracted was provided to PPG, and this information is not provided by the RMI.

5.    Continued and Future Actions
PPG has taken and intends to continue to take the following actions to improve the due diligence process to further mitigate the risk that the conflict minerals in our products benefit armed groups in the Covered Countries:

a.Further publicize PPG’s Responsible Minerals Sourcing Policy with our suppliers.

b.Enhance our ability to identify conflict minerals in raw materials that are new to PPG.

c.Enhance our ability to review the raw materials used by PPG’s affiliates, joint ventures and acquired companies.

d.Engage with suppliers and direct them to training resources to attempt to improve the content of the supplier survey responses.

e.Engage any of PPG’s suppliers found to be supplying PPG with conflict minerals from sources that support conflict in the Covered Countries or that cannot establish an alternative source of conflict minerals that does not support such conflict.

f.Review continued sourcing from any suppliers that are unable to provide PPG with appropriate due diligence information.

g.Work with relevant trade associations and others to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.

Forward-Looking Statements
Statements in this Conflict Minerals Report relating to matters that are not historical facts are forward-looking statements reflecting the company’s current view with respect to future events or objectives and financial or operational performance or results. These matters involve risks and uncertainties as discussed in PPG’s periodic reports on Form 10-K and Form 10-Q and its current reports on Form 8-K filed with the Securities and Exchange Commission. Accordingly, many factors could cause actual results to differ materially from the company’s forward-looking statements.

Among these factors are PPG’s success engaging with its supply chain in the future, changes in PPG’s supply chain, changes to the raw materials used by or supplied to PPG, new or changed conflict mineral origin information received from PPG’s suppliers, including new or changed smelter, refiner or country of origin information, changes to the formulation of PPG’s products, changes to the Conflict Minerals Rule or Section 1502 of the Dodd-Frank Act, and new rules, laws or court decisions and interpretations. However, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, difficulty sourcing certain raw materials, inability to manufacture certain products, lower sales or earnings, business disruption, operational problems, reputational harm, financial loss, legal liability to third parties and similar risks, any of which could have an adverse effect on PPG’s consolidated financial condition, results of operations or liquidity.

Forward-looking statements speak only as of the date of their initial issuance, and PPG does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise, except as otherwise required by applicable law.